I, Adrienne Moore, certify that:

(1) the financial statements of Kehei, LLC included in this Form are true and complete in all material respects; and

(2) the tax return information of Kehei, LLC included in this Form reflects accurately the information reported on the tax return for Kehei, LLC filed for fiscal year ended Dec 31st, 2020.



Adrienne Moore

CEO

06, April 2021

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Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.